Exhibit 99.1

ALIO GOLD ANNOUNCES CLOSING OF C$50.39 MILLION BOUGHT DEAL

Vancouver, July 20, 2017 – Alio Gold Inc. (TSX:ALO, NYSE MKT:ALO) (the “Company”) is pleased to announce that it has completed the previously announced bought deal offering of Units for aggregate gross proceeds of C$50,387,500. The Offering was underwritten by a syndicate of underwriters who purchased on a bought deal basis 8,000,000 units of the Company (the “Units”) at a price of C$6.25 per Unit for aggregate proceeds of C$50,000,000. Each Unit consists of one common share (a “Common Share”) of the Company and one-half of one common share purchase warrant (each whole warrant a “Warrant”). Each Warrant will entitle the holder to acquire one common share of the Company at a price of C$8.00 at any time prior to July 20, 2018. The underwriters also exercised the over-allotment option in part and purchased an additional 62,000 Units to cover over-allotments for additional gross proceeds to the company of C$387,500.

The net proceeds of the Offering will be used by the Company to advance its Ana Paula project and for general corporate purposes.

The Units were offered by way of a short form prospectus in all provinces in Canada except Quebec and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and other jurisdictions that were agreed upon by the Company and the Underwriters.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the U.S. Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

About Alio Gold Inc.

Alio Gold (formerly Timmins Gold Corp.) is a Canadian gold mining company engaged in exploration, development and production in Mexico. Its principal assets include the producing San Francisco Mine in Sonora, Mexico and the development stage Ana Paula Project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties, all of which are located in Mexico. Additional information about Alio Gold Inc. is available on SEDAR at www.sedar.com and on Alio Gold Inc.'s website at www.aliogold.com.

For further information, please contact:

Lynette Gould

Vice President, Investor Relations

604-638-8976

lynette.gould@aliogold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events including: estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Forward-looking information and statements include, but are not limited to, the planned use of proceeds from the Offering.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, the Company does not intend to update any forward-looking statements to conform these statements to actual results.